Exhibit 99.2

Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Consolidated Financial Statements

For the year ended August 31, 2014

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators and U.S. Securities and Exchange Commission as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the independent auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has used the “Internal Control — Integrated Framework (1992)” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2014. Based on this evaluation, management has concluded that as at August 31, 2014, the Company’s internal control over financial reporting was effective.

Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in these audited annual consolidated financial statements for the year ended August 31, 2014.

Frank Hallam
Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2014 and August 31, 2013 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2014 and August 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. as at August 31, 2014 and August 31, 2013 and its financial performance and cash flows for the years ended August 31, 2014 and August 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

November 24, 2014

PwC	2

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	August 31, 2014	August 31, 2013
ASSETS
Current
Cash and cash equivalents	$108,150	$111,784
Amounts receivable (Note 3)	13,848	6,931
Prepaid expenses	714	490
Total current assets	122,712	119,205

Restricted cash (Note 4 (i))	—	10,155
Other assets	4,206	2,023
Performance bonds (Note 4 (ii))	5,101	3,433
Exploration and evaluation assets (Note 5)	30,612	22,447
Property, plant and equipment (Note 4)	387,608	232,717
Total assets	$550,239	$389,980

LIABILITIES
Current
Accounts payable and accrued liabilities	$28,576	$25,057
Total current liabilities	28,576	25,057

Deferred income taxes (Note 15)	11,585	11,908
Asset retirement obligation (Note 10)	1,636	1,407
Total liabilities	41,797	38,372

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	590,774	425,435
Contributed surplus	22,374	18,593
Accumulated other comprehensive loss	(63,980)	(61,481)
Deficit	(120,484)	(85,349)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	428,684	297,198

Non-controlling interest (Note 4 (i))	79,758	54,410
Total shareholders’ equity	508,442	351,608
Total liabilities and shareholders’ equity	$550,239	$389,980

CONTINGENCIES AND COMMITMENTS (NOTE 11)

SUBSEQUENT EVENTS (NOTE 16)

Approved by the Board of Directors and authorized for issue on November 24, 2014

“Iain McLean”
Iain McLean, Director

“Eric Carlson”
Eric Carlson, Director

See accompanying notes to the consolidated financial statements	2

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Consolidated Statements of Loss and Comprehensive Loss

(in thousands of Canadian dollars, except share data)

	Year ended August 31,	Year ended August 31,
	2014	2013

EXPENSES
General and administrative (Note 14)	$7,932	$6,937
Foreign exchange (gain) loss	(955)	8,245
Stock compensation expense (Note 6(c))	2,222	1,166
Write-down of exploration and evaluation assets (Note 5)	5,355	548
	(14,554)	(16,896)

Finance income	3,886	5,002
Loss for the year before income taxes	(10,668)	(11,894)
Income tax recovery (expense) (Note 15)	209	(172)
Loss for the year	(10,459)	(12,066)

Items that may be subsequently reclassified to net loss
Exchange differences in translating foreign operations	(1,827)	(28,198)

Comprehensive loss for the year	$(12,286)	$(40,264)

Income (Loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(10,438)	(12,369)
Non-controlling interests	(21)	303
	$(10,459)	$(12,066)

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(11,550)	(37,329)
Non-controlling interests	(736)	(2,935)
	$(12,286)	$(40,264)

Basic and diluted loss per common share	$(0.02)	$(0.04)

Weighted average number of common shares outstanding — Basic and diluted	501,642,562	324,990,597

See accompanying notes to the consolidated financial statements	3

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars, except share data)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance, August 31, 2012	177,584,542	$256,312	$16,934	$(36,521)	$(55,318)	$181,407	$39,683	$221,090
Stock based compensation	—	—	1,734	—	—	1,734	—	1,734
Share issuance – financing	225,000,000	180,000	—	—	—	180,000	—	180,000
Share issuance costs	—	(11,143)	—	—	—	(11,143)	—	(11,143)
Issued upon exercise of options	175,000	266	(75)	—	—	191	—	191
Funding of non-controlling interest	—	—	—	—	(17,662)	(17,662)	17,662	—
Foreign currency translation adjustment	—	—	—	(24,960)	—	(24,960)	(3,238)	(28,198)
Net income (loss) for the year	—	—	—	—	(12,369)	(12,369)	303	(12,066)
Balance, August 31, 2013	402,759,542	425,435	18,593	(61,481)	(85,349)	297,198	54,410	351,608
Stock based compensation	—	—	3,803	—	—	3,803	—	3,803
Share issuance – financing	148,500,000	175,230	—	—	—	175,230	—	175,230
Share issuance costs	—	(9,968)	—	—	—	(9,968)	—	(9,968)
Issued upon the exercise of options	53,300	77	(22)	—	—	55	—	55
Funding of non-controlling interest	—	—	—	—	(5,029)	(5,029)	5,029	—
Transactions with non-controlling interest (Note 4)	—	—	—	(1,387)	(19,668)	(21,055)	21,055	—
Foreign currency translation adjustment	—	—	—	(1,112)	—	(1,112)	(715)	(1,827)
Net loss for the year	—	—	—	—	(10,438)	(10,438)	(21)	(10,459)
Balance, August 31, 2014	551,312,842	$590,774	$22,374	$(63,980)	$(120,484)	$428,684	$79,758	$508,442

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.

(An exploration and development stage company)

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

	Year ended August 31,	Year ended August 31,
	2014	2013

OPERATING ACTIVITIES
Loss for the year	$(10,459)	$(12,066)

Add items not affecting cash:
Depreciation	474	386
Foreign exchange loss	48	7,310
Deferred income tax expense	(209)	172
Write-down of exploration and evaluation assets	5,355	548
Stock compensation expense	2,222	1,166
Net change in non-cash working capital (Note 12)	(3,546)	2,195
	(6,115)	(289)

FINANCING ACTIVITIES
Share issuance	175,230	180,000
Share issuance costs	(9,968)	(11,143)
Share issuance — stock options	55	184
	165,317	169,041

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(154,815)	(73,071)
Exploration expenditures, net of recoveries	(9,955)	(9,561)
South African VAT	(6,107)	(4,471)
Performance bonds	(1,702)	4,178
Restricted cash	10,056	16,336
	(162,523)	(66,589)

Net (decrease) increase in cash and cash equivalents	(3,321)	102,163
Effect of foreign exchange on cash and cash equivalents	(313)	(8,044)
Cash and cash equivalents, beginning of year	111,784	17,665

Cash and cash equivalents, end of year	$108,150	$111,784

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

1.                                      NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is a platinum-focused exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and Canada.  The Company is currently developing the Project 1 platinum mine located on the Bushveld Complex in the Republic of South Africa (“Project 1”).  Project 1 is owned through an operating company, Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held a 78.72% working interest as of August 31, 2014 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 21.28%.  A formal mining right was granted to Maseve for Project 1 on April 4, 2012 by the Government of South Africa (the “Mining Right”).

As a result of further dilution to the holdings of Africa Wide, at the date of authorization of the financial statements, the Company holds an 82.9% working interest in Maseve and therefore Project 1.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

		Place of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity	incorporation and operation	August 31, 2014		August 31, 2013

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%		100%
Maseve Investments 11 (Pty) Ltd	Mining	South Africa	78.72	%(1)	74%
Wesplats Holdings (Pty) Limited	Holding company	South Africa	100%		100%
Platinum Group Metals (Barbados) Ltd.	Holding company	Barbados	100%		100%
Mnombo Wethu Consultants (Pty) Limited.	Exploration	South Africa	49.9%		49.9%

(1)See Note 4(i) “Ownership of Project 1”

On December 6, 2012, the Company announced that a syndicate of lead arrangers had obtained credit committee approval for a US$260 million project loan facility to Maseve for the construction of the Project 1 platinum mine. Closing and draw down of the original proposed loan facility was subject to the negotiation and execution of final documentation and satisfaction of conditions precedent. As a result of Africa Wide’s decision not to fund the initial cash call in Maseve in October 2013, the Company entered into a new mandate letter on November 8, 2013 with a modified syndicate of lead arrangers for a US$195 million project loan facility (the “New Project Loan Facility”) to partially fund construction on Project 1. The new mandate letter replaced the mandate letter and related documents prepared in connection with the original proposed loan facility. On October 31, 2014, the Company determined not to proceed with the New Project Loan Facility and terminated the associated mandate letter.

On November 3, 2014 the Company announced its intention to offer 150,000 units (the ‘Units”) consisting of US$150,000,000 aggregate principal amount of senior notes due 2021 (the “Senior Notes”) and the right for noteholders to receive an aggregate of 55,200,000 common share purchase warrants (the “Warrants”). Each warrant will entitle the holder thereof to acquire one common share of the Company, will have a three-year-maturity and is expected to have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing); provided that the effective exercise premium of the Warrants shall not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company intends to use US$110 million of the net proceeds from the announced offering to fund the remaining planned construction and development

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

costs of the Project 1 platinum mine in South Africa and the balance for working capital purposes. The offering of Units has not priced or closed as at the date of these financial statements. All terms of this proposed offering remain subject to pricing.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”).  The consolidated financial statements have been prepared under the historical cost convention.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company.  Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.  Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition.

Subsidiaries are fully consolidated from the date on which control is transferred to the group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances, revenues and expenses are eliminated.

Both Waterberg exploration properties are fully consolidated with third party contributions treated as recoveries.  The non-controlling interest for Mnombo (defined below) at August 31, 2014 is calculated at $4,017 (August 31, 2013 — $3,024).

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

Exploration and evaluation assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

• acquiring the rights to explore;

• researching and analyzing historical exploration data;

• gathering exploration data through topographical, geochemical and geophysical studies;

• exploratory drilling, trenching and sampling;

• determining and examining the volume and grade of the resource;

• surveying transportation and infrastructure requirements; and

• compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

evaluation assets are shown separately until a build decision is made at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

Undivided interests in mineral properties acquired as a result of a joint exploration arrangement are recorded as exploration and evaluation assets.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of “development assets” together with any related amount transferred from “exploration and evaluation assets”.

Property, plant and equipment are recorded at cost and are depreciated on a straight line basis over the following periods:

Buildings	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

Development costs are depreciated on a unit of production basis.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and its value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.  The Company’s CGUs are based on geographic location.

Long lived assets that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.  Accounts payable are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is recognized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

Share Capital

Common shares are classified as equity.  Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

Income taxes

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting profit or loss.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

a net basis.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies.  Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Limited	Canadian Dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Wesplats Holdings (Pty) Limited	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Platinum Group Metals (Barbados) Ltd.	United States Dollars

The Company’s presentation currency is the Canadian dollar (“$”).

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                  Assets and liabilities are translated at the closing rate at the reporting date;

•                  Income and expenses are translated at average exchange rates for the period; and

•                  All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

When a foreign operation is sold, such exchange differences are recognized in the income statement to the extent of the portion sold as part of the gain or loss on sale.

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss in incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

Financial instruments

(i) Financial assets and liabilities

Loans and receivables — Loans and receivables comprise cash and cash equivalents, amounts receivable and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Other financial liabilities - Other financial liabilities comprise accounts payable and accrued liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Accounting standards adopted in the current period

The following new accounting standards, amendments and interpretations were adopted by the Company as of September 1, 2013.  The Company has adopted these new and amended standards without any significant effect on the financial statements.

(i)  IFRS 10 Consolidated Financial Statements

IFRS 10, consolidation requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation — Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

(ii)  IFRS 11 Joint Arrangements

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

(iii) IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 Disclosures of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements and associates. The standard carried forward existing disclosures and also introduced significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

(iv) IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under previous IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements and did not always reflect a clear measurement basis or consistent disclosures.

(v) IFRIC 20 Stripping Costs in the Production Phase of a Mine

IFRIC 20 Stripping Costs in the Production Phase of a Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: i)usable ore that can be used to produce inventory and ii)improved access to further quantities of material that will be mined in future periods.

Future accounting changes

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)  IFRS 9 Financial Instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principals-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified and subsequently measured at amortized costs or at fair value based on the Company’s business model for managing financial assets and the contractual cashflow characteristics of the financial assets.  Financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

Significant accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

•                  Review of asset carrying values and impairment assessment

•                  Asset retirement obligations

•                  Determination of ore reserves and mineral resource estimates; and

•                  Deferred tax assets and liabilities and resource taxes.

Each of these judgments and estimates is considered in more detail below.

Review of asset carrying values and impairment assessment

Management is required to make significant judgements concerning the identification of potential impairment indicators. In considering whether any impairment indicators occurred in respect of the Company’s long lived assets as at August 31, 2014, management took into account a number of factors such as changes in the pricing of platinum, palladium, rhodium and gold basket prices, foreign exchange rates, capital expenditures, operating costs, increased costs of capital, and required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. Management has concluded, based on this analysis, that it was not necessary to do a detailed assessment of whether any significant assets were impaired.

The judgements, estimates and assumptions used by management in assessing impairment indicators are based on current and forecast market conditions. Changes in the economic and operating conditions impacting these assumptions could result in the recognition of impairment charges in future periods.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

3.                                      AMOUNTS RECEIVABLE

	August 31, 2014	August 31, 2013
South African Value Added Tax	$11,820	$5,713
Foreign jurisdiction tax payable to be recovered	744	—
Due from JOGMEC (Note 5)	479	—
Other receivables	382	600
Interest	93	287
Canadian sales tax	84	73
Due from related parties (Note 9)	246	258
	$13,848	$6,931

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

4.                                      PROPERTY, PLANT AND EQUIPMENT

	Development assets	Construction work-in-progress	Land	Buildings	Office Equipment	Mining Equipment	Total
COST
Balance, August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948	$7,327	$168,266
Additions	40,139	26,168	—	—	823	21,334	88,464
Foreign exchange movement	(16,635)	(462)	(1,846)	(492)	(58)	(915)	(20,408)
Balance, August 31, 2013	161,097	29,400	12,924	3,442	1,713	27,746	236,322
Additions	92,341	57,649	—	1,616	323	11,326	163,255
Foreign exchange movement	(1,518)	(286)	(125)	(33)	(7)	(270)	(2,239)
Balance, August 31, 2014	$251,920	$86,763	$12,799	$5,025	$2,029	$38,802	$397,338

ACCUMULATED DEPRECIATION
Balance, August 31, 2012	$—	$—	$—	$223	$708	$428	$1,359
Additions	—	—	—	179	157	2,034	2,370
Foreign exchange movement	—	—	—	(28)	(43)	(53)	(124)
Balance, August 31, 2013	—	—	—	374	822	2,409	3,605
Additions	—	—	—	233	240	5,683	6,156
Foreign exchange movement	—	—	—	(4)	(4)	(23)	(31)
Balance, August 31, 2014	$—	$—	$—	$603	$1,058	$8,069	$9,730

Net book value, August 31, 2013	$161,097	$29,400	$12,924	$3,068	$891	$25,337	$232,717

Net book value, August 31, 2014	$251,920	$86,763	$12,799	$4,422	$971	$30,733	$387,608

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

Project 1

Project 1 is located in the Western Bushveld region of South Africa and is currently in development.  Project 1 costs are classified as development assets and construction in progress in Property, Plant and Equipment.

i.                 Ownership of Project 1

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.  In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements.  These funds were classified as restricted cash.  As of August 31, 2014, the balance of restricted cash is $Nil ($10,155 — August 31, 2013).  No work was carried out on Project 3 during the year ended August 31, 2014.

The Company consolidated the results of Maseve from the effective date of the reorganization.  The portion of Maseve not owned by the Company, calculated at $75,741 at August 31, 2014 ($51,386 — August 31, 2013), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide informed the Company that it would not be funding its share of a project budget and cash call unanimously approved by the board of directors of Maseve.  As a result of Africa Wide’s failure to fund its share of this cash call, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide’s interest in Maseve, and therefore Project 1 and Project 3, in accordance with the terms of the shareholders agreement governing Maseve.  On August 20, 2014, an arbitrator ruled that Africa Wide’s interest in Maseve would be reduced to approximately 21.28%. Accordingly, the Company held 78.72% of Maseve at August 31, 2014.

On March 3, 2014, Africa Wide informed the Company that it would not be funding its approximately US$21.52 million share of a second cash call.  As a result, Africa Wide’s interest in Maseve was further diluted to approximately 17.1% holding subsequent to year end.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity in order to maintain the Mining Right in good standing. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the associated dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution.  Maseve must have 26% ownership by a qualified BEE entity by December 31, 2014 in order to maintain the Mining Right in good standing. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company, if and when instructed by the DMR, which the Company may do unilaterally.  In addition to unaffiliated, qualified BEE companies, the Company is presently considering Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) as the BEE company for such a transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo and Mnombo acts as the Company’s BEE partner in respect of the Waterberg JV Project and the Waterberg Extension Project.

ii.             Other financial information — Project 1

At August 31, 2014 the Company had $5,101 posted in cash for environmental performance

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

and other guarantees in South Africa, of which approximately $5,036 relates to Project 1 ($3,433 — August 31, 2013).  By agreement in October 2012 a third party insurer posted a bond in the amount of $6,002 (R58.5 million) to the credit of the DMR in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right.  Subsequent to the posting of the bond the DMR released $6,008 (R58.5 million) to the Company from funds previously deposited.  The Company then deposited $1,232 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,232 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election.  Interest on deposits will accrue to the Company.  The Company pays an annual fee of approximately $61 (R600,000) to the insurer as compensation.

5.                                      EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance August 31, 2012	$9,208	$5,601	$14,809
Additions	14,261	200	14,461
Recoveries	(5,124)	—	(5,124)
Writedowns	—	(548)	(548)
Foreign exchange movement	(1,151)	—	(1,151)
Balance, August 31, 2013	$17,194	$5,253	$22,447
Additions	15,885	602	16,487
Recoveries	(2,800)	—	(2,800)
Writedowns	(1,967)	(3,388)	(5,355)
Foreign exchange movement	(167)	—	(167)
Balance, August 31, 2014	$28,145	$2,467	$30,612

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

REPUBLIC OF SOUTH AFRICA

	August 31, 2014	August 31, 2013

Project 3 — see Note 4(i)	$3,161	$3,192

Waterberg JV
Acquisition costs	21	16
Exploration and evaluation costs	27,811	20,447
Recoveries	(11,557)	(8,843)
	16,275	11,620

Waterberg Extension
Acquisition costs	22	—
Exploration and evaluation costs	8,653	347
	8,675	347

War Springs
Acquisition costs	128	127
Exploration and evaluation costs	3,377	3,386
Recoveries	(2,104)	(2,112)
Writedown	(1,401)	—
	—	1,401

Tweespalk
Acquisition costs	73	72
Exploration and evaluation costs	634	641
Recoveries	(157)	(160)
Writedown	(550)	—
	—	553

Other
Acquisition costs	10	8
Exploration and evaluation costs	1,029	1,084
Recoveries	(1,005)	(1,011)
	34	81

Total South Africa Exploration	$28,145	$17,194

Waterberg JV Project

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the North Limb of the Bushveld Complex, approximately 70 kilometers north of the town of Mokopane (formerly Potgietersrus).  Platinum Group Metals (RSA) (Pty) Ltd.  (“PTM RSA”) applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009. In September 2009, the DMR granted PTM RSA the prospecting right until September 1, 2012. Application for the renewal of this prospecting right for a further three years has been made and acknowledged by the DMR. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal. The original prospecting right was enlarged by a section 102 legal amendment in January 2013 and two further prospecting rights were granted to PTM RSA for the Waterberg JV Project and were executed on October 2, 2013. These prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

In October 2009, PTM RSA, Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into an agreement (as amended, the ‘‘JOGMEC Agreement’’) whereby JOGMEC could earn up to a 37%

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

participating interest in the project for an optional work commitment of US$3.2 million over four years. At the same time, Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million). In April 2012, JOGMEC completed its US$3.2 million earn-in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs for US$1.12 million until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo’s 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study.  When combined with the Company’s 37% direct interest pursuant to the JOGMEC Agreement, the 12.974% indirect interest acquired through Mnombo brings the Company’s effective interest in the Waterberg JV Project to 49.974%.

In April 2012, JOGMEC completed its US$3.2 million earn-in requirement to earn its 37% interest in the Waterberg JV Project.  Following JOGMEC’s earn-in, the Company funded Mnombo’s US$1.12 million share of costs until earn-in phase of the joint venture ended in May 2012.  Since then and up to August 31, 2014 an additional US$25.64 million has been spent on the joint venture.  The Company has funded the Company and Mnombo’s combined 63% share of this work for a cost of US$16.15 million with the remaining US$9.49 million funded by JOGMEC.  As of August 31, 2014, an amount of US$0.44 million in advances is due from JOGMEC against its 37% share of approved joint venture work completed in fiscal 2014.

Waterberg Extension

The Waterberg Extension Project comprises contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR.

PTM RSA holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner.  The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of the Company’s 49.9% shareholding in Mnombo.  The Company and Mnombo are negotiating a formal joint venture agreement to govern the participating rights in and obligations towards the Waterberg Extension Project.  The Company is currently carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg.  The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for US$1,400.

BEE groups Africa Wide and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

As no work was carried out on the War Springs or Tweespalk properties during the year and none anticipated in the immediate future, the Company decided to write off all deferred costs related to these properties while continuing to hold them.

CANADA

	August 31, 2014	August 31, 2013

Newfoundland and Labrador	$	$
Acquisition costs	173	61
Exploration and evaluation costs	474	10
	647	71

Providence, Northwest Territories
Acquisition costs	134	106
Exploration and evaluation costs	1,686	1,686
	1,820	1,792
Ontario
Acquisition costs	570	594
Exploration and evaluation costs	2,818	2,796
Writedown	(3,388)	—
	—	3,390

Total Canada Exploration	$2,467	$5,253

Newfoundland and Labrador

On August 9, 2013, the Company entered into an option agreement with Benton Resources Corp. on the Mealy Lake Property in southwestern Labrador.  The agreement consists of a one-time cash payment made by the Company of $51 on signing and $2,400 in exploration expenditures to be made over four years to earn a 71% interest in the property.

In addition to the Mealy Lake Project, the Company also staked the Atikonak Property in southwestern Labrador.

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration Corp. for a payment of $50 and a 1.0% NSR. The claims that comprise the Providence property have been brought to lease. The application for lease was submitted in 2011 with the final lease grant approved in June 2013.  To date four annual lease payments and application fees have been paid. Total acquisition costs are $134.

Thunder Bay, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totalling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $400 in exploration expenditures over a three year period, with an initial cash payment to the Company of $25. The Company will retain a 1% NSR once LDI has completed the option earn in.  During the year ended August 31, 2014 all deferred acquisition and exploration costs were written off for all Ontario properties.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

6.                                      SHARE CAPITAL

(a)                                 Authorized

Unlimited common shares without par value.

(b)                                 Issued and outstanding

At August 31, 2014, there were 551,312,842 shares outstanding.

During the year ended August 31, 2014, the Company closed an offering of 148,500,000 shares for net proceeds to the Company of $165 million after underwriters’ fees and other costs of the offering.

(c)                                  Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

	Number of Shares	Average Exercise Price

Options outstanding at August 31, 2012	13,759,500	$1.91
Granted	3,809,000	0.93
Exercised	(175,000)	1.05
Expired	(800,000)	4.35
Cancelled	(785,000)	1.53
Options outstanding at August 31, 2013	15,808,500	1.58
Granted	6,575,000	1.30
Exercised	(53,300)	1.00
Expired	(2,585,700)	1.63
Options outstanding at August 31, 2014	19,744,500	$1.48

Number Outstanding and Exercisable at August 31, 2014	Exercise Price	Average Remaining Contractual Life (Years)
3,274,000	$0.96	3.02
100,000	1.05	3.75
100,000	1.20	2.35
10,034,000	1.30	3.30
75,000	1.38	2.47
35,000	1.40	2.82
3,699,000	2.05	1.68
2,327,500	2.10	1.24
50,000	2.20	1.27
50,000	2.57	1.35
19,744,500		2.69

The stock options outstanding have an intrinsic value of $632 at August 31, 2014.

During the year ended August 31, 2014, the Company granted 6,575,000 stock options (August 31, 2013

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

— 3,809,000).  The Company recorded $3,803 ($2,222 expensed and $1,581 capitalized to property, plant and equipment) of compensation expense during the year ended August 31, 2014 (August 31, 2013 — $1,734 ($1,166 expensed and $568 capitalized to property, plant and equipment)).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the years ended August 31, 2014 and 2013:

Year ended	August 31, 2014	August 31, 2013
Risk-free interest rate	1.47%	1.34%
Expected life of options	3.7 years	3.5 years
Annualized volatility	60%	64%
Forfeiture rate	0%	3%
Dividend rate	0.00%	0.00%

7.                                      CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2014, the Company did not have any long-term debt and was not subject to any externally imposed capital requirements. Subsequent to year end, the Company announced its intention to offer the Units.  See Note 8. (b). “Financial Instruments and Risk Management — Liquidity Risk” and Note 16. “Subsequent Events” below.

8.                                      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)                                 Credit risk

(i)                                    Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)                                Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is not restricted. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

(iii)                            Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the Department of Mineral Resources in South Africa as beneficiary in accordance with the MPRDA and the Company’s environmental management programme.

(b)                                 Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing.  The Company had no credit facilities in place at year end; however financing for the next stage of the Company’s Project 1 platinum mine is on-going.

On November 3, 2014 the Company announced its intention to offer 150,000 Units consisting of US$150,000,000 aggregate principal amount of Senior Notes and the right for noteholders to receive an aggregate of 55,200,000 Warrants. Each Warrant will entitle the holder thereof to acquire one common share of the Company, will have a three-year maturity and is expected to have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing); provided that the effective exercise premium of the Warrants shall not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under the Securities Act. The Company intends to use $110 million of the net proceeds from the announced offering to fund the remaining planned construction and development costs of the Project 1 platinum mine in South Africa and the balance for working capital purposes. The offering of Units has not priced or closed as at the time of these financial statements. All terms of this proposed offering remain subject to pricing.

The net proceeds of the announced offering of Units, if successful, combined with the Company’s cash on hand, are expected to fully fund the remaining development at Project 1. There is no guarantee, however, that the announced offering will be successful, that the terms of the announced offering will be as described or that the proceeds raised will be sufficient to complete Project 1.

Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis.  Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

(c)                                  Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company’s results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s significant foreign currency exposures on financial instruments comprise cash and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

	August 31, 2014	August 31, 2013
Year ended	Canadian Dollar value of South African Rand and US Dollar balances	Canadian Dollar value of South African Rand and US Dollar balances
Cash	$28,839	$90,341
Accounts payable	(688)	(471)
	$28,151	$89,870

The Company’s net loss is affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  At August 31, 2014, based on this exposure a 10% strengthening/weakening in the Canadian dollar versus Rand foreign exchange rate and United States dollar would give rise to a decrease/increase in net loss for the year presented of approximately $2.81 million.

(d)                                 Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2014, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $1,389.

At August 31, 2014, the carrying amounts of cash and cash equivalents, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

9.                                      RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)         During the year ended August 31, 2014, $311 ($168 — August 31, 2013) was paid to independent directors for directors’ fees and services.

(b)         During the year ended August 31, 2014, the Company accrued or received payments of $102 ($102 — August 31, 2013) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $24 ($83 — August 31, 2013) due from WKM.

(c)         During the year ended August 31, 2014, the Company accrued or received payments of $25 ($108 — August 31, 2013) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $206 ($166 — August 31, 2013) due from NE.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2014 and 2013 is as follows:

Year ended	August 31, 2014	August 31, 2013
Salaries	2,289	1,923
Share-based payments	1,526	472
Total	3,815	2,395

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

10.                               ASSET RETIREMENT OBLIGATION

There was an increase in the net present value of the asset retirement obligation (“ARO”) during the year ended August 31, 2014, due mainly to ongoing construction work on Project 1.  At August 31, 2014, the ARO is estimated based on a total future liability of approximately R 22.3 million (August 31, 2013 — R 21.4 million).  A discount rate of 7.97% and an inflation rate of 6.4%, which represents South Africa’s expected inflation rate, were used to calculate the ARO.

Balance August 31, 2012	$1,440
Additional obligation incurred	39
Accretion expense	108
Foreign exchange gain	(180)
Balance August 31, 2013	$1,407
Additional obligation incurred	125
Accretion expense	118
Foreign exchange gain	(14)
Balance August 31, 2014	$1,636

11.                               CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $3,092 to August 31, 2020.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, ESKOM.  In consideration Maseve is to pay connection fees and guarantees totaling R142.22 million ($14,492 at August 31, 2014) to fiscal 2015. The Company has paid R70.42 million ($7,175 at August 31, 2014), therefore R71.8 million ($7,317 at August 31, 2014) of the commitment remains outstanding.  These fees are subject to possible change based on ESKOM’s cost to install. ESKOM’s schedule to deliver power is also subject to potential for change.

On March 26, 2013 the Company waived an outstanding condition precedent to a water off-take agreement with the Magalies Water Board for the long term supply of water to the Project 1 mine site.  The agreement is now in effect and the Project 1 estimated cost as per the agreement is R142.0 million ($14.47 million) for Maseve.  The Company has paid an amount of R45.5 million ($4.64 million) at August 31, 2014 with an amount of R96.5 million ($9.83 million) still outstanding.

Tenders for the primary mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R944 million ($96 million at August 31, 2014) over the next three years.

From period end the aggregate commitments are as follows:

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

Payments by period

	< 1 year	1 – 3 years	4 – 5 years	> 5 years	Total

Lease obligations	$458	$1,528	$1,106	$—	$3,092
ESKOM — power	7,317	—	—	—	7,317
Magalies water	9,833	—	—	—	9,833
Concentrator plant and surface Infrastructure	35,346	3,461	—	—	38,807
Mining development	29,131	—	—	—	29,131
Mining equipment	9,605	1,035	—	—	10,640
Other property expenditures	17,126	533	—	—	17,659
	$108,816	$6,557	$1,106	$—	$116,479

The above contracts are subject to the following estimated break fees in the event of cancellation:

Magalies water	$3,016
Concentrator plant and surface infrastructure	25,409
Mining development	20,638
Mining equipment	10,712
Other property expenditures	9,478
$69,253

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

12.                              SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	August 31, 2014	August 31, 2013

Amounts receivable, prepaid expenses and other assets	$(3,280)	$2,218
Accounts payable and accrued liabilities	(266)	(23)
	$(3,546)	$2,195

13.                               SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties.  Information presented on a geographic basis follows:

Assets

	August 31, 2014	August 31, 2013

Canada	$118,174	$115,328
South Africa	432,065	274,652
	$550,239	$389,980

Substantially all of the Company’s capital expenditures have been and will continue to be made in South Africa; however the Company also has exploration properties in Canada.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

14.                               GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ending August 31, 2014	Year Ending August 31, 2013
Salaries and benefits	$3,391	$2,540
Professional/consulting fees	1,649	1,476
Travel	724	601
Insurance	451	178
Regulatory Fees	538	498
Depreciation	474	386
Rent	227	304
Other	478	954
Total	$7,932	$6,937

15.                               INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2014	2013

Loss before income taxes	$10,668	$11,894

Income tax recovery at statutory rates	(2,774)	(3,023)
Difference of foreign tax rates	(30)	22
Non-deductible expenses	1,431	1,404
Changes in unrecognized deferred tax assets and other	1,164	1,769
Income tax (recovery) expense	(209)	172

Income tax (recovery) expense consists of:
Current income taxes	—	—
Deferred income taxes	(209)	172
	$(209)	$172

The significant components of the Company’s net deferred income tax liabilities are as follows:

	2014	2013
Deferred tax liability at the beginning of the year	$(11,908)	$(13,427)
Tax recovery (expense) relating to the loss from continuing operations	209	(172)
Tax recovery relating to components of other comprehensive income	114	1,691
Deferred tax liability at the end of the year	$(11,585)	$(11,908)

Unrecognized deductible temporary differences, unused tax and unused tax credit losses are attributed to the following:

	2014	2013
Tax Losses:
Operating loss carryforwards	$46,892	$37,836
Capital loss carryforwards	12,841	7,248
	59,733	45,084

Temporary Differences:
Mineral properties	7,181	3,797
Share issuance costs	15,532	12,291
Property, plant and equipment	603	476
Unrealized foreign exchange on account of capital	—	4,571
Deductible temporary difference related to net investment in a subsidiary	50,614	50,762
Other	270	153
	$74,200	$72,050

Investment Tax Credit:	$375	$—

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2014

(in thousands of Canadian dollars unless otherwise noted)

The Company has operating loss carry-forwards that may be available for tax purposes in Canada totaling $46,892 (August 31, 2013 - $37,836).  These losses expire between 2015 and 2034.

The Company has unused investment tax credit carry-forwards that may be available for tax purposes in Canada totaling $375.  These tax credits expire between 2029 and 2034.

The Company has capital loss carry-forwards that may be available for tax purposes in Canada totaling $12,841 (August 31, 2013 - $7,248).  These capital losses can be carried forward indefinitely.

16.                               SUBSEQUENT EVENTS

The following events occurred subsequent to year end.  These events and other non-material subsequent events may be mentioned elsewhere in the financial statements.

On December 6, 2012, the Company announced that a syndicate of lead arrangers had obtained credit committee approval for a US$260 million project loan facility to Maseve for the construction of the Project 1 platinum mine. The Company entered into a new mandate letter on November 8, 2013 with a modified syndicate of lead arrangers for the New Project Loan Facility to partially fund construction on Project 1. On October 31, 2014, the Company determined not to proceed with the New Project Loan Facility and terminated the associated mandate letter.

On November 3, 2014 the Company announced its intention to offer 150,000 Units consisting of US$150,000,000 aggregate principal amount of Senior Notes and the right for noteholders to receive an aggregate of 55,200,000 Warrants.  The offering of Units has not priced or closed as at the date of these financial statements. All terms of this proposed offering remain subject to pricing. See Note 8. (b). “Financial Instruments and Risk Management — Liquidity Risk”.